Exhibit 99.1

ART100 Becomes Inspira’s First System to Complete Clinical Evaluation and Enters Budgeted Procurement at Top U.S. Medical Center

RA’ANANA, Israel, January 29, 2026 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN, IINNW) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced that its U.S. Food and Drug Administration (the “FDA”)-cleared INSPIRA™ ART100 system has completed its full clinical evaluation and advanced to a budgeted procurement execution process at a leading U.S. academic medical center, ranked among the top hospitals in the United States.

The ART100 becomes Inspira’s first system at this institution to complete a clinical evaluation and to transition from pilot use to standard clinical workflow, following the successful treatment of approximately 30 patients across multiple medical indications: life-saving procedures, surgeries and transplants. Based on consistent clinical performance and repeat utilization by medical staff, the ART100 systems have now been incorporated into that medical center’s routine workflow, with no remaining open clinical evaluation phase.

Following completion of the clinical phase, the medical center has initiated an internal procurement process for the acquisition of multiple ART100 systems. The procurement is now subject to procedural budget release, with the clinical decision-making phase fully concluded.

This marks the first instance at a major U.S. academic medical center where the ART100 has progressed from clinical evaluation to a formal, budgeted procurement pathway.

Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies, commented: “We view reaching this milestone at one of the nation’s leading academic medical centers as a powerful validation of our technology’s clinical value and reliability. The ART100 has moved beyond pilot use to standard clinical workflow, driven by repeat utilization and positive physician feedback. With the clinical phase now complete, we are advancing through a defined procurement execution process and view this milestone as a strong validation of our ART100’s real-world clinical and commercial readiness.”

The Company believes this milestone significantly strengthens its U.S. commercial positioning and supports broader adoption of the ART100 platform across leading healthcare institutions.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s FDA-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses that the procurement is now subject to procedural budget release, that reaching this milestone at one of the nation’s leading academic medical centers is a powerful validation of its technology’s clinical value and reliability and of the system’s real-world clinical and commercial readiness, and the its belief that this milestone significantly strengthens its U.S. commercial positioning and supports broader adoption of the ART100 platform across leading healthcare institutions. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies

Email: info@inspirao2.com

Phone: +972-9-9664485